

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Mark Kociancic
Chief Financial Officer
Everest Re Group, Ltd.
Seon Place - 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda

> **Re: Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-15731**

Dear Mark Kociancic:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Finance